FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of                August                , 2005
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑               Form 40-F ☐
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐               No ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC. (Registrant)

Date August 25, 2005	By	/s/ Hiroshi Kawashimo
(Signature)*
Hiroshi Kawashimo General Manager, Finance Division Canon Inc.

*Print the name and title of the signing officer under his signature.
The following materials are included.
1.	Commencement of Tender Offer and Transfer of Subsidiary (Acquisition)

August 25, 2005

Canon Inc. President & CEO: Fujio Mitarai Securities code: 7751 [First Section of Tokyo and other Stock Exchanges]

Inquiries:
Toshizo Tanaka Senior Managing Director & Group Executive, Finance & Accounting Headquarters +81-3-3758-2111
Commencement of Tender Offer and Transfer of Subsidiary (Acquisition)
     Canon Inc. has announced that its board of directors today resolved to enter a basic agreement to acquire shares of NEC Machinery Corporation (Securities code: 6344, listed on the Second Section of the Osaka Securities Exchange (“NEC Machinery”)), a subsidiary of NEC Corporation (“NEC”) through tender offer (the “Tender Offer”), and to acquire ANELVA Corporation (“ANELVA”) shares held by NEC (the “Stock Acquisition”).
     If the Tender Offer and the Stock Acquisition are realized as stated below, NEC Machinery and ANELVA will become consolidated subsidiaries of Canon Inc.
I.	Objective
Since 1996, Canon Inc. (“Canon”) has assiduously striven to achieve excellence as a global corporate entity under its Excellent Global Corporation Plan. Under this plan, the company has undertaken a wide range of business process reforms, including the implementation of the cell production system in the area of production reforms, and the introduction of 3D computer-aided design in the field of development reforms. As a result, Canon has increased consolidated sales and net income by approximately 1.7 times and 6.2 times, respectively, over the nine years from 1995 to 2004, and has become No.1 in the world in many of its major businesses. Additionally, Canon has achieved a strong financial position enabling long-term investments, as well as research and development capabilities for the generation of new businesses.
Looking forward to the next ten years, Canon aims to achieve healthy growth by further developing its Excellent Global Corporation Plan. To achieve this goal, the company recognizes the need to create next-generation businesses and realize new levels of cost reductions. Accordingly, Canon views this year to be a year of preparation for the next set of long-term management reforms, and in July of this year a new R&D facility to generate next generation businesses was completed at the company’s Shimomaruko headquarters in Tokyo.
To speed up the realization of new levels of cost reductions, Canon considered the technologies held by NEC Machinery and ANELVA, both subsidiaries of NEC, would prove highly effective, which led to the decision to acquire the two companies.

As NEC Machinery possesses advanced design and manufacturing technologies for automation equipment, Canon believes that the Tender Offer will contribute greatly to further advancements in its production reform activities, including the automation of production processes for Canon products. ANELVA, with its high-vacuum thin film deposition technology, is expected to make a significant contribution to the in-house production of manufacturing equipment indispensable to differentiate Canon products from the competition in various fields, including Canon’s new display business.
Both NEC Machinery and ANELVA are engaged in the semiconductor manufacturing equipment business and other businesses. For the time being, both companies will maintain their current operation structures, working to strengthen their businesses while pursuing synergies with Canon’s business operations.
NEC, the top shareholder of NEC Machinery and ANELVA, and Canon have enjoyed a cooperative relationship that makes effective use of each other’s core strengths in such areas as the production of custom IC chips, and will further increase cooperation in the future. Accordingly, plans call for the working relationship that NEC Machinery and ANELVA currently shares with NEC to be maintained even after the two companies become subsidiaries of Canon.
With regard to the Tender Offer and the Stock Acquisition, and in light of the fact that the transactions can be expected to bring further growth and development to NEC Machinery and ANELVA, Canon has received NEC’s consent to tender for the 3,120,000 shares (all shares to be tendered) of NEC Machinery held by NEC in a Tender Offer, and to transfer all shares of ANELVA. Furthermore, in light of the fact that the transactions can be expected to bring further growth and development to NEC Machinery, Canon has also received the consent of NEC Kansai, Ltd., the second largest shareholder of NEC Machinery and a consolidated subsidiary of NEC, to tender for the 1,120,000 shares (all shares to be tendered) of NEC Machinery held by NEC Kansai, Ltd. in a Tender Offer.
In addition, the Board of Directors of NEC Machinery passed a resolution supporting the Tender Offer on August 25, 2005.
Although NEC Machinery shares are listed on the Second Section of the Osaka Securities Exchange, the Tender Offer is not intended to result in the de-listing of the shares of NEC Machinery. However, Canon has not established the maximum number of shares to be purchased through the Tender Offer. Therefore, depending on the results of the Tender Offer, it is possible that the shares of NEC Machinery will be de-listed following prescribed procedures pursuant to the Criteria for De-listing of Listed Shares of the Osaka Securities Exchange. At the time of any de-listing, Canon would consider the conversion of NEC Machinery into a wholly owned subsidiary through stock-for-stock exchange.

II.	Tender Offer
1.	Outline of Tender Offer
(1)	Basic Information for Target

1.	Trade Name	NEC Machinery Corporation
2.	Principal Lines of Business	Development, manufacturing and sales of post-process equipment (incl. dye bonders) in semiconductor manufacturing equipment and FA equipment
3.	Date of Incorporation	January 21, 1972
4.	Principal Office	85 Minami Yamada-cho, Kusatsu-shi, Shiga, Japan
5.	Representative	Isao Takasaki, President
6.	Capital Stock	2,578,959,000 JPY (as of March 31, 2005)
7.	Total Outstanding Shares	7,870,800 shares (as of March 31, 2005)
8.	Major Shareholders and Shareholdings	NEC Corporation	39.64%
		NEC Kansai, Ltd.	14.25%
		NEC Machinery Employee Stock Ownership Committee	4.47%
		NEC Machinery Corporation	1.69%
		Naoki Sakai	1.07%
		Osaka Securities Finance Company, Ltd.	0.89%
		Sumitomo Mitsui Banking Corporation	0.76%
		The Bank of Tokyo-Mitsubishi, Ltd.	0.63%
		The Sumitomo Trust & Banking Co., Ltd.	0.63%
		State Street Bank and Trust Company 505019
		(Standing Proxy: Mizuho Corporate Bank, Ltd.)	0.41%
(Note)	The ownership ratio has been calculated based on the total number of the Target’s outstanding shares of 7,870,800 shares (as of March 31, 2005).
9.	Relationship between Canon and Target
Capital Relationships:	Not applicable

Personnel Relationships:	Not applicable

Trading Relationships:	Canon and the Target have trading relationships including the mechanical fabrication, assembly and control etc. of an automated cartridge production line.
10.	Consolidated Financial Results for Past Two Fiscal Years

(units: thousands of yen)
	(March 2004)	(March 2005)
Total Assets	JPY 14,414,568	JPY 14,788,430
Net Assets	JPY 4,499,463	JPY 6,400,325
Sales	JPY 16,312,639	JPY 16,770,271
Operating Profit	JPY 764,730	JPY 1,467,042
Recurring Profit	JPY 620,342	JPY 1,365,537
Net Income	JPY 549,348	JPY 1,876,968
(2)	Class of Target Shares to be Acquired by Tender Offer: Common Stock

(3)	Period of Tender Offer:
August 26, 2005 (Friday) through October 12, 2005 (Wednesday) (48 days)
(4)	Tender Offer Price: 1,212 yen per share
(5)	Basis of Calculation of Tender Offer Price:
The Tender Offer Price of 1,212 yen per share was determined by taking into consideration various factors including the market price of the Target common shares, its financial and asset status, the number of shares to be purchased, and the valuation conducted by Canon’s Financial Advisor (Nomura Securities Co., Ltd.). The offer price represents approximately a 20% premium to JPY 1,010, the average closing price of the Target shares in ordinary trading on the Second Section of the Osaka Securities Exchange for the last 1 month to August 24, 2005, inclusive.
(6)	Number of Shares to be Purchased: 4,240,000 shares
(Note 1)	If the total number of shares which shareholders offer to sell is less than the above number of shares to be purchased (4,240,000 shares), none of the tendered shares will be purchased.
(Note 2)	If the total number of tendered shares exceeds the above number of shares to be purchased (4,240,000 shares), all tendered shares will be purchased.
(7)	Change in Ownership of Shares:
Shares Owned by Canon before Tender Offer

0 shares (Ownership Ratio: 0.00%)

Shares to be Owned by Canon after Tender Offer

4,240,000 shares (Ownership Ratio: 53.87%)
(Note 1)	The figure for the number of shares to be owned by Canon after the Tender Offer is the number of shares expected to be purchased (4,240,000 shares).
(Note 2)	The above ownership ratio was calculated based on the total number of the Target’s outstanding shares of 7,870,800 shares (as of March 31, 2005).
(8)	Date of Public Notice of Tender Offer: August 26, 2005 (Friday)
(9)	Tender Offer Agent: Nomura Securities Co., Ltd.
(10)	Funds Required for Purchase: JPY 5,138,880,000 (subject to change)
(Note)	This is an estimate for the number of shares expected to be purchased (4,240,000 shares), and if the total number of tendered shares exceeds the number of shares to be purchased (4,240,000 shares), the amount equal to the number of shares exceeding 4,240,000 multiplied by the Offer Price will arise as additional funds.

(11)	Commencement Date of Settlement: October 19, 2005 (Wednesday)
2.	Agreement with Target on Tender Offer
The board of directors of the Target has passed a resolution supporting this Tender Offer.
III.	Transfer of Subsidiary (Stock Acquisition)
1.	Overview of Company to be a Subsidiary

1.	Trade Name	ANELVA Corporation
2.	Principle Lines of Business	Development, manufacturing, sales and maintenance service of vacuum equipment for production of electronic parts, including semiconductors, flat panel displays (FPD), magnetic heads and hard disc drives (HDD)
3.	Date of Incorporation	October 4, 1950
4.	Principal Office	5-8-1, Yotsuya, Fuchu-shi, Tokyo, Japan
5.	Representative	Aritaka Imamura, President
6.	Capital Stock	JPY 1,800,000,000 (as of March 31, 2005)
7.	Fiscal Year Ending	March 31
8.	Number of Employees	1,025 (as of March 31, 2005)
9.	Financial Results for Past Two Fiscal Years

(unit: thousands of yen)
	(March 2004)	(March 2005)
Total Assets	JPY 40,293,094	JPY 37,745,108
Net Assets	JPY 2,668,783	JPY 3,087,426
Sales	JPY 39,811,037	JPY 46,437,637
Operating Profit	JPY 1,254,031	JPY 1,938,137
Recurring Profit	JPY 1,030,742	JPY 1,788,125
Net Income	JPY 403,969	JPY 416,077
2.	Number of Subsidiary’s Voting Rights and Percentage of Total Number of Voting Rights Relating to Ownership by Canon Inc. prior to/after Transfer

		(Prior to Transfer)	(After Transfer)
1.	Number of Voting Rights Held by Canon Inc.	None	36,000,000
	(Number of Shares Held by Canon Inc.	None	36,000,000)
2.	Total Number of Voting Rights	36,000,000	36,000,000
	(Total Outstanding Shares	36,000,000	36,000,000)
3.	Percentage of Total Voting Rights	0%	100%
	(Percentage of Total Outstanding Shares	0%	100%)

3.	Description of Transfer and Proposed Transfer Date

1.	Description	Canon Inc. to acquire 36,000,000 shares from NEC (100% of total outstanding shares)
2.	Transfer Date	Share certificates to be assigned to Canon Inc. on September 30, 2005 (Friday) (subject to change)
4.	Transferor of Shares

1.	Trade Name	NEC Corporation
2.	Representative	Akinobu Kanasugi, President
3.	Principal Office	7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan
4.	Principal Lines of Business	IT solution business, network solution business, electron device business
IV.	Future Prospects
The Tender Offer and the Stock Acquisition will have no material effect on Canon’s financial results for the fiscal year ending December 31, 2005.
End

This release does not constitute, or form part of, any offer or invitation to sell, or any solicitation of any offer to purchase any securities in any jurisdiction, nor shall it (or any part of it) or the fact of its distribution form the basis of or be relied on in connection with, any contract therefor. The tender offer is not being made, directly or indirectly, in or into, or by the use of the mails of, or any other means or instrumentality of interstate or foreign commerce (including, but not limited to, telephones, telexes, facsimile transmissions, e-mails and Internet communications) of, or of any facility of a national securities exchange of, the United States of America. Accordingly, copies of this release and any related offering documents are not being, and must not be, mailed or otherwise transmitted or distributed in or into the United States of America. No person may apply for this tender offer by the use of such means or instrumentality or of such facility, or from the United States of America. Any purported acceptance of the Tender Offer resulting directly or indirectly from a violation of these restrictions will not be accepted. No securities or other consideration is being solicited in the United States and if sent in response by a resident of the United States of America will not be accepted. No indications of interest in the Tender Offer are sought by this release.
The release, publication or distribution of this release in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this release is released, published or distributed should inform themselves about and observe such restrictions. Receipt of this release will not constitute an offer in those jurisdictions in which it would be illegal to make the Tender Offer and in such circumstances it will be deemed to have been sent for information purposes only.